Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter
September 30, 2009

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands of US Dollars, except per share amounts) – in accordance with generally accepted accounting principles in the United States of America

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Revenues	$451,080	$450,051	$1,237,433	$1,273,951

Cost of revenues	275,469	267,635	762,397	773,499
Selling, general and administrative expenses	135,391	136,925	390,460	410,574
Depreciation	7,128	5,592	19,492	17,217
Amortization of intangible assets	4,949	4,457	16,202	13,744
Goodwill impairment charge (note 5)	-	-	29,583	-
Operating earnings	28,143	35,442	19,299	58,917
Integrated Security division divestiture bonus	-	5,715	-	5,715
Realized gain on sale of available-for-sale securities	(3,545)	-	(4,488)	-
Impairment loss on available-for-sale securities	-	2,485	-	2,485
Interest expense, net	2,928	1,188	8,622	8,757
Other expense (income), net (note 6)	46	(1,354)	(65)	(3,274)
Earnings before income tax	28,714	27,408	15,230	45,234
Income tax (note 7)	12,036	8,151	31,220	8,330
Net earnings (loss) from continuing operations	16,678	19,257	(15,990)	36,904
Net (loss) earnings from discontinued operations, net of income tax (note 4)	(19)	67,628	(3,248)	64,410
Net earnings (loss)	16,659	86,885	(19,238)	101,314
Non-controlling interest share of earnings	2,401	5,563	1,003	11,488
Non-controlling interest redemption increment (note 11)	6,940	(36,344)	17,787	(24,276)
Net earnings (loss) attributable to Company (note 12)	7,318	117,666	(38,028)	114,102
Preferred share dividends	2,525	2,538	7,576	7,770
Net earnings (loss) attributable to common shareholders	$4,793	$115,128	$(45,604)	$106,332

Net earnings (loss) per common share (note 13)
Basic
Continuing operations	$0.16	$0.36	$(1.45)	$0.53
Discontinued operations	-	2.32	(0.10)	2.22
	$0.16	$2.68	$(1.55)	$2.75

Diluted
Continuing operations	$0.16	$0.36	$(1.45)	$0.53
Discontinued operations	-	2.30	(0.10)	2.20
	$0.16	$2.66	$(1.55)	$2.73

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US Dollars) – in accordance with generally accepted accounting principles in the United States of America

	September 30, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents	$63,274	$79,642
Restricted cash	3,715	10,240
Accounts receivable, net of allowance of $16,484 (December 31, 2008 - $12,817)	212,597	175,520
Income tax recoverable	17,907	18,080
Inventories	10,213	10,572
Prepaid expenses and other current assets	17,563	20,876
Deferred income tax	12,546	11,718
Assets held for sale	415	14,210
	338,230	340,858
Other receivables	6,031	16,832
Other assets	10,276	12,459
Fixed assets	76,310	76,789
Deferred income tax	7,447	10,072
Intangible assets	165,432	178,227
Goodwill	335,884	348,897
Assets held for sale	2,205	6,503
	603,585	649,779
	$941,815	$990,637

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$54,291	$58,172
Accrued liabilities	165,591	157,820
Income tax payable	8,802	7,567
Unearned revenues	30,395	27,600
Long-term debt – current (note 8)	23,181	20,899
Deferred income tax	-	75
Liabilities related to assets held for sale	10	12,946
	282,270	285,079
Long-term debt – non-current (note 8)	261,540	245,470
Other liabilities	24,792	21,832
Deferred income tax	41,999	42,072
Liabilities related to assets held for sale	-	278
	328,331	309,652
Non-controlling interests (note 11)	162,316	196,765

Shareholders’ equity
Preferred shares (note 15)	144,307	144,307
Common shares	88,652	86,913
Contributed surplus	26,825	25,899
Deficit	(104,665)	(59,061)
Accumulated other comprehensive earnings	13,779	1,083
	168,898	199,141
	$941,815	$990,637

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands of US Dollars, except share information) – in accordance with generally accepted accounting principles in the United States of America

	Preferred shares		Common shares		Contributed surplus	Receivables pursuant to share purchase plan	Retained earnings (deficit)	Accumulated other comprehensive earnings	Total shareholders’ equity
	Issued and outstanding shares	Amount	Issued and outstanding shares	Amount
Balance, December 31, 2007	5,979,074	$ 149,477	29,905,594	$ 83,075	$ 9,347	$ (1,232)	$ 57,794	$ 13,700	$ 312,161

ASC 810-10 adjustment (notes 2, 11)	-	-	-	-	-	-	(151,146)	(1,348)	(152,494)
Revised balance, December 31, 2007	5,979,074	$ 149,477	29,905,594	$ 83,075	$ 9,347	$ (1,232)	$ (93,352)	$ 12,352	$ 159,667
Comprehensive earnings:
Net earnings	-	-	-	-	-	-	101,314	-	101,314
Foreign currency translation adjustments	-	-	-	-	-	-	-	(298)	(298)
Less: amount attributable to NCI	-	-	-	-	-	-	-	480	480
Reclass to earnings of unrealized loss on available-for-sale equity securities, net of income tax of $198	-	-	-	-	-	-	-	(1,098)	(1,098)
Comprehensive earnings									100,398
NCI share of earnings	-	-	-	-	-	-	(11,488)	-	(11,488)
NCI redemption increment	-	-	-	-	-	-	24,276	-	24,276
Subsidiaries’ equity transactions	-	-	-	-	11,344	-	-	-	11,344
Subordinate Voting Shares:
Stock option expense	-	-	-	22	1,929	-	-	-	1,951
Stock options exercised	-	-	132,245	797	(198)	-	-	-	599
Issued for purchase of NCI	-	-	279,093	5,784	-	-	-	-	5,784
Purchased for cancellation	-	-	(1,091,400)	(4,134)	-	-	(13,525)	-	(17,659)
Cash payments received	-	-	-	-	1,644	467	-	-	2,111
Preferred Shares:
Purchased for cancellation	(91,200)	(2,280)	-	-	-	-	611	-	(1,669)
Dividends	-	-	-	-	-	-	(7,770)	-	(7,770)
Balance, September 30, 2008	5,887,874	$ 147,197	29,225,532	$ 85,544	$ 24,066	$ (765)	$ 66	$ 11,436	$ 267,544

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands of US Dollars, except share information) – in accordance with generally accepted accounting principles in the United States of America

	Preferred shares		Common shares		Contributed surplus	Deficit	Accumulated other comprehensive earnings	Total shareholders’ equity
	Issued and outstanding shares	Amount	Issued and outstanding shares	Amount
Balance, December 31, 2008	5,772,274	$ 144,307	29,333,484	$ 86,913	$ 25,899	$ (59,061)	$ 1,083	$ 199,141
Comprehensive earnings:
Net loss	-	-	-	-	-	(19,238)	-	(19,238)
Foreign currency translation adjustments	-	-	-	-	-	-	13,573	13,573
Less: amount attributable to NCI	-	-	-	-	-	-	(877)	(877)
Comprehensive earnings								(6,542)
NCI share of earnings	-	-	-	-	-	(1,003)	-	(1,003)
NCI redemption increment	-	-	-	-	-	(17,787)	-	(17,787)
Subsidiaries’ equity transactions	-	-	-	-	(97)	-	-	(97)
Subordinate Voting Shares:
Stock option expense	-	-	-	-	1,424	-	-	1,424
Stock options exercised	-	-	105,755	1,303	(401)	-	-	902
Issued for purchase of NCI	-	-	44,671	436	-	-	-	436
Preferred Shares:
Dividends	-	-	-	-	-	(7,576)	-	(7,576)
Balance, September 30, 2009	5,772,274	$ 144,307	29,483,910	$ 88,652	$ 26,825	$ (104,665)	$ 13,779	$ 168,898

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US Dollars) – in accordance with generally accepted accounting principles in the United States of America

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Cash provided by (used in)

Operating activities
Net earnings (loss)	$16,659	$86,885	$(19,238)	$101,314
Net loss (earnings) from discontinued operations	19	(67,628)	3,248	(64,410)
Items not affecting cash:
Depreciation and amortization	12,077	10,049	35,694	30,961
Goodwill impairment charge	-	-	29,583	-
Deferred income tax	(1,547)	(3,047)	879	(22,641)
Other	721	192	1,837	3,988

Changes in non-cash working capital:
Accounts receivable	(16,451)	13,876	(36,210)	1,065
Inventories	336	8,423	359	3,601
Prepaids and other assets	2,114	3,307	3,410	4,211
Payables and accruals	19,829	(22,169)	493	(57,283)
Unearned revenues	(1,571)	(6,851)	2,842	3,488
Other liabilities	648	7,503	2,534	6,108
Discontinued operations	6,573	381	621	7,688
Net cash provided by operating activities	39,407	30,921	26,052	18,090

Investing activities Acquisitions of businesses, net of cash acquired (note 3)	(51)	(2,846)	(5,225)	(28,348)
Purchases of non-controlling interests	(8,993)	(12,343)	(29,098)	(15,368)
Purchases of fixed assets	(7,233)	(4,010)	(18,548)	(19,285)
Other investing activities	11,456	1,218	8,442	8,612
Discontinued operations	307	155,101	(167)	154,413
Net cash (used in) provided by investing activities	(4,514)	137,120	(44,596)	100,024

Financing activities
Increase in long-term debt	-	30,430	89,107	180,681
Repayment of long-term debt	(32,035)	(166,787)	(73,321)	(268,459)
Proceeds received on exercise of stock options	560	182	902	599
Repurchases of Subordinate Voting Shares	-	-	-	(17,659)
Repurchases of Preferred Shares	-	(1,669)	-	(1,669)
Dividends paid to preferred shareholders	(2,525)	(2,538)	(7,576)	(7,770)
Distributions paid to non-controlling interests in subsidiaries	(4,460)	(1,956)	(10,346)	(10,145)
Other financing activities	-	69	-	1,566
Discontinued operations	-	-	-	140
Net cash used in financing activities	(38,460)	(142,269)	(1,234)	(122,716)
Effect of exchange rate changes on cash	1,757	56	3,149	(2,379)

(Decrease) increase in cash and cash equivalents	(1,810)	25,828	(16,629)	(6,981)

Cash and cash equivalents, beginning of period	65,230	60,868	79,642	99,706
Amounts held by discontinued operations, beginning of period	-	8,359	407	2,330
	65,230	69,227	80,049	102,036
Cash and cash equivalents, end of period	63,274	92,990	63,274	92,990
Amounts held by discontinued operations, end of period	146	2,065	146	2,065
	$63,420	$95,055	$63,420	$95,055

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(in thousands of US Dollars, except per share amounts)

1.
DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a provider of real estate-related services to commercial, institutional and residential customers in North America and various countries around the world.  The Company’s operations are conducted in three segments: Commercial Real Estate (“CRE”) Services, Residential Property Management and Property Services.

2.
SUMMARY OF PRESENTATION – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These interim financial statements should be read in conjunction with the audited consolidated financial statements for the nine-month period ended December 31, 2008.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted below.  In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at September 30, 2009 and the results of operations and its cash flows for the three month and nine month periods ended September 30, 2009.  All such adjustments are of a normal recurring nature.  The results of operations for the three month and nine month periods ended September 30, 2009 are not necessarily indicative of the results to be expected for the year ending December 31, 2009.

As of July 1, 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) became the single source for authoritative non-governmental GAAP in the United States of America and superseded all existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the ASC has become non-authoritative.  The Company adopted the ASC and all references to US GAAP will be to the ASC topic number, rather than to the previous FASB Statement of Accounting Standards numbers and titles, unless a specific standard has not been included in the ASC.  The adoption of the ASC did not have a material effect on the Company’s results of operations or financial position.

The Company adopted the new business combination standards in ASC 805 (previously Statement of Financial Accounting Standards No. 141(R), Business Combinations) on January 1, 2009.  ASC 805 prospectively changes the manner in which business acquisitions are accounted for.  The following is required for acquisitions completed under the standard: (i) transaction costs are expensed; (ii) contingent consideration is recognized at fair value at the acquisition date; and (iii) the fair value of contingent consideration is re-measured each period.  ASC 805 is not applicable to acquisitions of non-controlling interests, rather, such transactions are accounted for under ASC 810-10 (see below).

The Company adopted the additional guidance issued to assist in the determination of the useful life of intangible assets as included in ASC 350-30 (previously, FASB Staff Position No. 142-3, Determination of the Useful Life of Intangible Assets) on January 1, 2009.  The new guidance amends the factors used when considering the useful life of recognized intangible assets.  The adoption did not have a material effect on the Company’s results of operations or financial position.

On January 1, 2009, the Company began to apply ASC 820-10 (previously Statement of Financial Accounting Standards No. 157, Fair Value Measurements) to non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis (see note 10).  Application of ASC 820-10 was delayed for such assets and liabilities.

The Company adopted the new standard on non-controlling interests (previously referred to as minority interests) included in ASC 810-10 (previously Statement of Financial Accounting Standards No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51) on January 1, 2009.  The new standard changes the accounting and reporting for non-controlling interests.  Except for earnings per share calculations, the presentation and disclosure requirements of ASC 810-10 were adopted retrospectively and, as a result, the Company recorded an increase to non-controlling interest of $152,494 (see note 11) and a corresponding decrease to shareholders’ equity as of December 31, 2007.  Consistent with the transition provisions within ASC 480-10-65, the Company presented the effect of the adoption of these standards on earnings per share prospectively, effective January 1, 2009.

The Company adopted additional disclosure requirements for derivatives and hedging activities included in ASC 815-10-65 (previously Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities) on January 1, 2009.  The additional requirements include enhanced disclosures about the Company’s derivative and hedging activities such as the objective for using derivative instruments, the method of accounting for derivative instruments and related hedged items under ASC 815, and the effect of derivative instruments and related hedged items on the Company’s financial position, financial performance, and cash flows (see note 9).

3.
ACQUISITIONS – During the nine month period ended September 30, 2009, the Company made one acquisition in each of the Residential Property Management and Property Services segments for aggregate cash consideration of $903 and the issuance of a note payable of $427 which was allocated as follows: intangible assets $1,086; net tangible assets and liabilities $(619); non-controlling interest $(318) and goodwill $1,181.  In the prior year period, acquisitions were made for cash consideration of $25,136.

Certain vendors, at the time of acquisition, are entitled to receive contingent consideration if the acquired businesses achieve specified earnings levels during the one- to three-year periods following the dates of acquisition.  Such contingent consideration is issued at the expiration of the contingency period.  As at September 30, 2009, there was contingent consideration outstanding of up to $32,500 ($51,800 as at December 31, 2008) related to acquisitions completed prior to the adoption of the new business combination standards in ASC 805 on January 1, 2009.  The contingencies will expire during the period extending to February 2012.  For acquisitions completed prior to the adoption of the new business combination standards, the contingent consideration will be recorded when the contingencies are resolved and the consideration is issued or becomes issuable, at which time the Company will record the fair value of the consideration issued or issuable, including interest, as additional costs of the acquired businesses.  There was $8,213 contingent consideration recognized during the nine months ended September 30, 2009 (2008 - nil).  Contingent consideration paid during the nine month period ended September 30, 2009 was $4,322 (2008 - $3,212).

The goodwill recognized during the nine months ended September 30, 2009 is not expected to be deductible for income tax purposes.

4.
DISCONTINUED OPERATIONS – Discontinued operations includes the operations comprising the Canadian commercial mortgage securitization operations (“CCMS”) which was exited as of March 31, 2008, the Integrated Security Services segment (“ISS”), which was sold on July 1, 2008, and the Chicago-based US mortgage brokerage and servicing operation (“USMB”) which was disposed of on May 22, 2009.

Included in discontinued operations for the nine months ended September 30, 2009 was an after-tax gain of $715 on the final settlement of ISS working capital and an after-tax loss of $367 on the disposal of USMB.

As at September 30, 2009, the Company had no contracts to convert fixed-rate mortgage loans to floating rates in CCMS (December 31, 2008 - contract amount of $60,344 with a fair value loss of $10,758).  During the three months ended March 31, 2009, the contract liabilities were settled for $10,124.

5.
GOODWILL IMPAIRMENT – A test for goodwill impairment is required to be completed annually, in the Company’s case as of August 1, or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The Company was required to perform goodwill impairment tests during the quarter ended March 31, 2009 due to a continuing deterioration of economic conditions negatively impacting the performance of the Company’s CRE operations.  The Company determined that there was impairment in the North America and Central Europe & Latin America reporting units within the CRE segment driven by adverse economic conditions and sharply reduced brokerage activity.  The fair values of the reporting units were determined using discounted cash flow models, which falls within Level 3 of the fair value hierarchy and is based on management’s forecast and current economic trends.  The amount of the impairment loss related to the two reporting units was $29,583 (net of income taxes of nil).

Based on the August 1, 2009 annual test, no goodwill impairments were identified.  If, in future periods, poor economic conditions and operating results persist, a further goodwill impairment charge may be necessary.

6.	OTHER INCOME – Other income is comprised of the following:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Earnings (loss) from equity method investments	$46	$20	$206	$(60)
Earnings from available-for-sale securities	-	567	-	1,742
Other	(92)	767	(141)	1,592
	$(46)	$1,354	$65	$3,274

7.
INCOME TAX – The provision for income taxes for the nine months ended September 30, 2009 reflected an effective tax rate of 205% compared to a combined statutory rate of approximately 34%.  The difference in rate was primarily attributable to (i) a valuation allowance in the amount of $18,521 recorded against deferred tax assets on net operating loss carry-forwards related to prior periods as well as the current period and (ii) the goodwill impairment charge in the amount of $29,583, which is not tax deductible.  The most significant factor leading to the determination that a valuation allowance was necessary is losses in recent years combined with uncertainty in the near-term outlook for taxable income in the Company’s North American CRE operations.

8.
LONG-TERM DEBT – The Company has an amended and restated credit agreement with a syndicate of banks to provide a $225,000 committed senior revolving credit facility with a five year term ending September 7, 2012.  The revolving credit facility bears interest at 0.75% to 1.30% over floating reference rates, depending on certain leverage ratios.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various security including the following: an interest in all of the assets of the Company including the Company’s share of its subsidiaries, an assignment of material contracts and an assignment of the Company’s “call” with respect to shares of the subsidiaries held by non-controlling interests.

The covenants require the Company to maintain certain ratios including financial leverage, fixed charge coverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

On June 30, 2009, the Company made a scheduled principal repayment of $14,286 on its 8.06% Senior Notes.

9.
FINANCIAL INSTRUMENTS – The Company is party to an interest rate swap agreement to exchange the fixed rate on a portion of its debt to a floating rate.  On the 5.44% Senior Notes, an interest rate swap exchanges the fixed rate on $50,000 of principal for LIBOR + 344 basis points.  The term of the swap matches the term of the 5.44% Senior Notes with a maturity of April 1, 2015.  The fair value of the swap as of September 30, 2009 was a loss of $419 (see note 10).

The interest rate swap is being accounted for as a fair value hedge in accordance with ASC 815-10-25. The swap is carried at fair value on the balance sheet, with gains or losses recognized in earnings.  The carrying value of the hedged debt is adjusted for changes in fair value attributable to the hedged interest rate risk; the associated gain or loss is recognized concurrently in earnings.  So long as the hedge is considered highly effective, the net impact on earnings is nil.

The following tables provide fair value information of the hedging instrument and the effect of the hedging instrument during the period:

	September 30, 2009
Derivative designated as hedging instrument	Balance sheet location	Fair value

Interest rate swap	Other liabilities (non-current)	$419

10.
FAIR VALUE MEASUREMENTS – The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The following are estimates of the fair values of other financial instruments:

	September 30, 2009		December 31, 2008
	Carrying amount	Fair value	Carrying amount	Fair Value

Held-to-maturity investments	$-	$-	$6,195	$6,199
Available-for-sale securities	2,172	2,172	2,720	2,720
Other receivables	6,031	6,031	16,832	16,832
Long-term debt	284,721	294,371	266,369	302,494
Interest rate swap liability	419	419	-	-

Held-to-maturity investments were included under the balance sheet caption “restricted cash”, “prepaid expenses and other current assets” and “other assets”.  Available-for-sale securities are included under the balance sheet caption “prepaid expenses and other current assets” and “other assets”.

During the quarter ended June 30, 2009, $5,959 of held-to-maturity investments were transferred to the available-for-sale category.  An unrealized gain of $40 was recognized in “accumulated other comprehensive earnings” as a result of the transfer.

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2009:

		Fair value measurements at September 30, 2009
	Carrying value at September 30, 2009	Level 1	Level 2	Level 3

Available-for-sale securities	$2,172	$2,172	$-	$-
Interest rate swap liability	419	-	419	-

The valuation technique used to measure the fair value for available-for-sale securities is the quoted market price and market prices obtained from third parties.   The interest rate swap is valued based on market prices obtained from third parties.

11.
NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as non-controlling interests (“NCI”).  The NCI are considered to be redeemable securities.  Accordingly, the NCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.   This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity.  Changes in the NCI amount are recognized immediately as they occur.  The following table provides a reconciliation of the beginning and ending NCI amounts:

	2009	2008

Balance, December 31, 2007, as previously presented		$65,206
Adjustment on adoption of ASC 810-10		152,494
Balance, January 1	$196,765	217,700
NCI share of earnings	1,003	11,488
NCI share of other comprehensive earnings	877	(480)
NCI redemption increment	17,787	(24,276)
Distributions paid to NCI	(10,346)	(10,008)
Purchases of interests from NCI, net	(44,088)	(6,151)
NCI recognized upon business acquisitions	318	(1,173)
Balance, September 30	$162,316	$187,100

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries.  These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization.  The agreements also have redemption features which allow the owners of the NCI to “put” their equity to the Company at the same price subject to certain limitations.  The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares.  The redemption amount as of September 30, 2009 was $157,122.  If all call or put options were settled with Subordinate Voting Shares as at September 30, 2009, approximately 9,200,000 such shares would be issued.

12.	NET EARNINGS (LOSS) ATTRIBUTABLE TO THE COMPANY – The following table sets out the earnings (loss) attributable to the Company’s common shareholders:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Amounts attributable to the Company:
Continuing operations	$7,337	$49,593	$(35,055)	$47,885
Discontinued operations	(19)	68,073	(2,973)	66,217
Net earnings (loss)	7,318	117,666	(38,028)	114,102
Preferred share dividends	2,525	2,538	7,576	7,770
Net earnings (loss) attributable to common shareholders	$4,793	$115,128	$(45,604)	$106,332

13.
NET EARNINGS (LOSS) PER COMMON SHARE – Consistent with the applicable transition provisions, the Company has presented the effect of the adoption of ASC 810-10 on earnings per common share prospectively, effective January 1, 2009.

The following table reconciles the numerator used to calculate diluted earnings per share:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Net earnings (loss) attributable to common shareholders	$4,793	$78,785	$(45,604)	$82,057
Dilution of net earnings resulting from assumed exercise of stock options in subsidiaries	-	(62)	-	(79)
Net earnings (loss) for diluted earnings per common share purposes	$4,793	$78,723	$(45,604)	$81,978

Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position.  The following table reconciles the basic and diluted common shares outstanding:

(in thousands)	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Basic shares	29,442	29,395	29,401	29,824
Assumed exercise of Company stock options	106	173	32	231
Diluted shares	29,548	29,568	29,433	30,055

14.	STOCK-BASED COMPENSATION
Company stock option plan
The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO.  Options are granted at the market price for the underlying shares on the date of grant.  Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued are new shares.  As at September 30, 2009, there were 538,000 options available for future grants (December 31, 2008 – 854,000).

Grants under the Company’s stock option plan are equity-classified awards.  During the nine months ended September 30, 2009, 316,000 stock options were granted (2008 – 336,000).  Stock option activity for the nine months ended September 30, 2009 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Shares issuable under options – Beginning of period	1,580,755	$ 18.24
Granted	316,000	11.74
Exercised	(105,755)	7.95
Forfeited	-	-
Shares issuable under options – End of period	1,791,000	17.70	2.48	$ 5,587
Options exercisable – End of period	905,600	17.54	1.53	2,855

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2009 was $1,424 (2008 – $1,718).  As of September 30, 2009, there was $2,182 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 3.5 years.  During the nine month period ended September 30, 2009, the fair value of options vested was $2,131 (2008 – $1,768).

Subsidiary stock option plan
The Company has a stock option plan at one of its subsidiaries.  The impact of potential dilution from this plan is reflected in the Company’s diluted earnings per share if dilutive.

15.
PREFERRED SHARES – A dividend of $0.4375 per Preferred Share, for the period June 30, 2009 to September 29, 2009, was paid on September 30, 2009.  Each Preferred Share has a stated amount of $25.00.  As at September 30, 2009, the Company may redeem each Preferred Share for $25.50 payable in cash, or alternatively the Company may convert each Preferred Share into Subordinate Voting Shares based on a price of $25.50.  The redemption or conversion price is scheduled to decline in annual increments of $0.25 such that the price will be fixed at $25.00 on and after August 1, 2011.  Holders of the Preferred Shares have no redemption or conversion rights.

16.
CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

17.
SEGMENTED INFORMATION – The Company has three reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  Commercial Real Estate Services provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  Residential Property Management provides property management and related property services to residential communities in the United States.  Property Services provides franchised and Company-owned property services to customers in the United States and Canada. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated
Three months ended September 30

2009
Revenues	$155,984	$174,757	$120,305	$34	$451,080
Operating (loss) earnings	(4,338)	14,720	21,457	(3,696)	28,143

2008
Revenues	$185,158	$167,388	$97,467	$38	$450,051
Operating earnings	5,250	15,039	18,408	(3,255)	35,442

	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated
Nine months ended September 30

2009
Revenues	$417,043	$489,271	$331,020	$99	$1,237,433
Operating (loss) earnings	(62,827)	37,403	53,351	(8,628)	19,299

2008
Revenues	$564,342	$471,038	$238,412	$159	$1,273,951
Operating earnings	2,729	35,009	29,932	(8,753)	58,917

GEOGRAPHIC INFORMATION

	United States	Canada	Australia	Other	Consolidated

Three months ended September 30

2009
Revenues	$342,420	$45,432	$29,979	$33,249	$451,080
Total long-lived assets	423,555	58,182	49,188	46,701	577,626

2008
Revenues	$310,713	$54,515	$30,799	$54,024	$450,051
Total long-lived assets	416,710	59,485	42,977	45,701	564,873

	United States	Canada	Australia	Other	Consolidated

Nine months ended September 30

2009
Revenues	$951,762	$126,196	$72,874	$86,601	$1,237,433

2008
Revenues	$855,202	$162,266	$100,470	$156,013	$1,273,951

18.
RECENTLY ISSUED ACCOUNTING STANDARDS – In June 2009, the FASB issued SFAS No. 167, New Consolidation Guidance for Variable Interest Entities, (“SFAS 167”).  SFAS 167 amends the consolidation guidance for variable interest entities.  This standard is effective as of January 1, 2010, and has not been included in the ASC.  The Company is in the process of evaluating the impact of the adoption of SFAS 167.

19.
SUBSEQUENT EVENTS – The Company has evaluated events and transactions that have occurred through to November 5, 2009, the date the financial statements were issued, for potential recognition or disclosure.  On October 29, 2009, the Company acquired 29.99% of the shares of Colliers CRE plc, a commercial real estate services business headquartered in London and operating in the UK, Ireland and Spain.  The purchase price of $13,800 was funded through the revolving credit facility.  On November 3, 2009, the Company filed a final prospectus in connection with a public offering of 6.50% Convertible Unsecured Subordinated Debentures (the “Debentures”).  The offering is in the principal amount of $70,000, and the Company has granted the underwriters an over-allotment option of up to an additional 10% of principal amount of Debentures, which may result in a total offering principal amount of $77,000.  The price for conversion of the Debentures into Subordinate Voting Shares has been initially set at US$28.00 per share.  The Debentures have a maturity date of December 31, 2014.

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE INTERIM PERIOD ENDED SEPTEMBER 30, 2009
(in US Dollars)
November 5, 2009

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three month and nine month periods ended September 30, 2009 and the Company’s audited consolidated financial statements, and MD&A, for the nine month transition period ended December 31, 2008.  The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).  All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA").  Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States.  This MD&A provides information for the three month and nine month periods ended September 30, 2009 and up to and including November 5, 2009.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission (the "SEC") website at www.sec.gov.

Consolidated review

Revenues for our third quarter ended September 30, 2009 were $451.1 million, up slightly versus the same period one year ago, with solid growth in the Property Services and Residential Property Management segments tempered by significant declines in brokerage revenues in our Commercial Real Estate segment.  Operating results for the third quarter, relative to the same period a year ago, declined as a result of reduced profitability in the Commercial Real Estate segment on account of lower revenues.

On January 1, 2009, we adopted a new accounting standard on non-controlling interests (previously referred to as minority interests) included in ASC 810-10 (formerly Statement of Financial Accounting Standards No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51).  The adoption of the new standard had a material effect on our balance sheet and resulted in the redemption value of the non-controlling interests in our subsidiaries being recorded on the balance sheet as at January 1, 2009 and also retrospectively.  The adjustment required to make this change was a $146.7 million increase to non-controlling interests and an equivalent decrease to shareholders’ equity, as of January 1, 2009.  The impact of adoption is described more fully below.

On October 21, 2009, we announced a public offering of 6.50% Convertible Unsecured Subordinated Debentures (the “Debentures”).  A final prospectus was filed on November 3, 2009.  The offering is in the principal amount of US$70 million, and we have granted the underwriters an over-allotment option of up to an additional 10% of principal amount of Debentures, which may result in a total offering principal amount of US$77 million.  The price for conversion of the Debentures into Subordinate Voting Shares has been initially set at US$28.00 per share.  The Debentures have a maturity date of December 31, 2014.  The issuance of the Debentures is expected to be completed in November 2009.  The net proceeds of the offering, after underwriters’ fees and other expenses, are expected to be $66.8 million ($73.5 million assuming the over-allotment option is exercised in full) and will be used to repay outstanding indebtedness under our revolving credit facility, which will then be available to be drawn for working capital, acquisitions and/or general corporate purposes.

On October 29, 2009, we acquired 29.99% of the shares of Colliers CRE plc, a commercial real estate services business headquartered in London and operating in the UK, Ireland and Spain.  The purchase price of $13.8 million was funded through the revolving credit facility.

Results of operations - three months ended September 30, 2009

Revenues for our third quarter were $451.1 million, up slightly from $450.1 million in the prior year quarter.  Acquisitions contributed 4% to revenues, while the negative impact of foreign exchange relative to the US dollar reduced revenues by 3%.  Internally generated revenues, after considering the effects of acquisitions and foreign exchange, declined 1%.

Third quarter EBITDA (see “Reconciliation of non-GAAP measures” below) was $43.5 million versus $47.5 million reported in the prior year quarter.  Our EBITDA margin was 9.6% of revenues versus 10.5% of revenues in the prior year quarter, while our operating earnings margin was 6.2% versus earnings of 7.9% in the prior year quarter.  Operating earnings for the quarter was $28.1 million, relative to $35.4 million in the prior year period.  The decrease in operating earnings was primarily attributable to continued revenue declines in the Commercial Real Estate segment.  Depreciation and amortization expense totaled $12.1 million for the quarter ended September 30, 2009 versus $10.0 million for the prior year period

Net interest expense was $2.9 million versus $1.2 million recorded in the prior year quarter.  Included in interest for the prior year quarter was a $1.5 million gain on an interest rate swap that was incepted and settled during that quarter.  Net indebtedness (defined as current and non-current long-term debt less cash and cash equivalents) at the end of the quarter was $221.4 million versus $150.0 million a year ago primarily as a result of investments in acquisitions and fixed assets during the past twelve months.

The consolidated income tax rate was approximately 42% of the earnings before income tax and non-controlling interest, relative to 30% of the earnings before income and non-controlling interest in the prior year’s quarter.  The current period’s rate was negatively affected by the establishment of a $3.6 million valuation allowance with respect to deferred income tax assets in connection with operating loss carry-forwards.  The most significant factor leading to the determination that a valuation allowance was necessary is losses in recent years combined with uncertainty in the near-term outlook for taxable income in our North American Commercial Real Estate operations.  The operating losses have a statutory carry-forward period of 20 years.

Net earnings from continuing operations for the quarter were $16.7 million, versus $19.3 million in the prior year quarter.  The decrease was primarily attributable to reduced operating earnings as described above.

The Commercial Real Estate segment generated $156.0 million of revenues during the third quarter.  Revenues declined 16%, comprised of an internal revenue decline of 23% and growth from acquisitions of 7%.  Excluding the effects of depreciation of foreign exchange rates relative to the US dollar, which were most pronounced in the Canadian and Australian operations, internal revenues declined 16%.  Internal revenues were down versus prior year in North America and Europe, while the Asia Pacific region reported a modest increase.  Third quarter EBITDA, before a cost containment charge, was $3.8 million, versus $12.3 million in the year-ago period.  A $1.8 million non-recurring cost containment charge was recorded on account of lease terminations and severances to better align the segment’s cost structure with expected future revenues.

Our Residential Property Management segment reported revenues of $174.8 million for the quarter, up 4% versus the prior year quarter all attributable to internal growth.  Overall internal growth of 4% was comprised of a 5% increase in management contract revenues from new client wins, offset by a decline in ancillary service revenues including landscaping, HVAC, and painting.  Residential Property Management EBITDA was $17.6 million relative to $17.7 million in the prior year quarter and margins were 10.1% versus 10.6%.

Property Services revenues were $120.3 million, an increase of 23% over the prior year period all from internal growth which was led by Field Asset Services, our vendor network providing residential property preservation and foreclosure management services to US mortgage lenders and servicers, which increased its revenues by 65% relative to the year-ago period.  The consumer-oriented franchise operations within the segment experienced an internal revenue decline of 25%.  EBITDA for the segment was $24.2 million, up from $20.3 million in the prior year period.  The EBITDA margin was 20.1% versus 20.8% last year.

Corporate expenses for the third quarter totaled $3.6 million and were up $3.2 million versus the prior year period.

Results of operations – nine months ended September 30, 2009

Revenues for the nine months ended September 30, 2009 were $1.237 billion, 3% lower than the prior year period.  Acquisitions contributed 5% to revenues, while the negative impact of foreign exchange relative to the US dollar reduced revenues by 4%.  Internally generated revenues, after considering the effects of acquisitions and foreign exchange, declined 4%.

Nine month EBITDA (see “Reconciliation of non-GAAP measures” below) was $97.1 million versus $95.0 million reported in the prior year period.  Our EBITDA margin was 7.9% of revenues versus 7.5% of revenues in the prior year period, while our operating earnings margin was 1.6% versus 4.6% in the prior year period.  Operating earnings for the period was $19.3 million, relative to $58.9 million in the prior year period.  The decline in operating earnings was primarily attributable to a goodwill impairment charge in the Commercial Real Estate segment.

We recorded a goodwill impairment charge in the amount of $29.6 million during the nine months ended September 30, 2009.  We were required to perform a goodwill impairment test during the quarter ended March 31, 2009 due to a continuing deterioration of economic conditions in the Commercial Real Estate operations.  In particular, we determined that there was impairment in the North American and Central Europe & Latin American reporting units within the Commercial Real Estate segment driven by adverse economic conditions, sharply reduced brokerage activity and a resulting decline in estimated future discounted cash flows in each of these reporting units.  No goodwill impairment charges were recorded in the prior year period.  If, in future periods, poor economic conditions and operating results persist, a further goodwill impairment charge may be necessary.

Net interest expense was $8.6 million versus $8.8 million recorded in the prior year quarter.  Included in the prior period’s interest was a $1.5 million gain on an interest rate swap that was incepted and settled during the quarter ended September 30, 2008.  The average interest rate on debt during the period was 5.0%, which is down from the average rate of 6.3% in the prior year’s period.

The consolidated income tax rate was approximately 205% of the earnings before income tax and non-controlling interest, relative to 18% of the earnings before income tax and non-controlling interest in the prior year’s period.  The current period’s rate was negatively affected by (i) the establishment of a valuation allowance with respect to deferred income tax assets in connection with operating loss carry-forwards and (ii) the goodwill impairment charge, which is not tax deductible.  The most significant factor leading to the determination that a valuation allowance was necessary is losses in recent years combined with uncertainty in the near-term outlook for taxable income in our North American Commercial Real Estate operations.  The operating losses have a statutory carry-forward period of 20 years.

The net loss from continuing operations for the period was $16.0 million, versus earnings of $36.9 million in the prior year period.  The net loss was primarily attributable to the goodwill impairment charge taken during the current period as well as operating losses in our Commercial Real Estate operations.

The Commercial Real Estate segment generated $417.0 million of revenues during the nine months ended September 30, 2009.  Revenues declined 26% relative to the comparable prior year period, comprised of an internal revenue decline of 33% and growth from acquisitions of 7%.  Excluding the effects of depreciation of foreign exchange rates relative to the US dollar, internal revenues declined 25%.  Revenues were down versus prior year in all markets.  The US operations, which comprise approximately 35% of segment revenues, experienced a 38% internal revenue decline due to difficult market conditions, primarily related to the lack of available credit to support sale transactions.  Foreign operations experienced significant declines in revenues due to reduced brokerage activity as well as significant depreciation of local currencies relative to the US dollar.  Nine month EBITDA, before a cost containment charge, was a loss of $5.7 million, versus earnings of $21.7 million in the year-ago period.  A $7.8 million non-recurring cost containment charge was recorded on account of lease terminations and severances to better align the segment’s cost structure with expected revenues.

Our Residential Property Management segment reported revenues of $489.3 million, up 4% versus the prior year period.  Internal growth was 3% and an additional 1% of growth was attributable to acquisitions.  Overall internal growth of 4% was comprised of a 6% increase in management contract revenues from new client wins, offset by a decline in ancillary service revenues including landscaping, HVAC, and painting.  Residential Property Management EBITDA was $46.1 million relative to $43.6 million in the prior year period and margins were 9.4% versus 9.3%.

Property Services revenues were $331.0 million, an increase of 39% over the prior year period.  Internal growth was 38% and while acquisitions accounted for 1%.  Internal revenue growth was led by Field Asset Services, which nearly doubled its revenues relative to the year-ago period.  The consumer-oriented franchise operations within the segment experienced an internal revenue decline of 25%.  EBITDA was $60.4 million, up from $35.4 million in the prior year period.  The EBITDA margin was 18.3% versus 14.8% last year, which was impacted by the strong revenue growth at Field Asset Services.

Corporate expenses for the nine months totaled $8.4 million and were flat compared to the prior year period.

Discontinued operations

Included in discontinued operations for the nine months ended September 30, 2009 are the Canadian Commercial Mortgage Securitization operation (“CCMS”), which was exited during the quarter ended March 31, 2008, the US Mortgage Brokerage operation (“USMB”), which was disposed of on May 22, 2009, and the Integrated Security Services segment (“ISS”), which was sold on July 1, 2008.  The exit of CCMS is complete except for the disposal of remaining mortgage loans receivable.  We expect to dispose of the mortgage loans receivable as soon as practicable.

The net loss from discontinued operations was $3.2 million, relative to a $64.4 million gain in the prior year period.  The current period’s loss included a deferred tax valuation allowance charge at CCMS, while the prior period included the gain on sale of ISS.

As at September 30, 2009, we had $0.3 million (December 31, 2008 – $12.7 million) of mortgage loans receivable and a right to purchase $1.6 million (December 31, 2008 – $86.4 million) of mortgages from our co-lenders.  During the first quarter, we settled our remaining interest rate derivative contract liabilities for a cash payment of $10.1 million.  As at September 30, 2009, we had no interest rate derivatives outstanding (December 31, 2008 – derivative contracts to convert $60.3 million of fixed-rate loans receivables to floating rates with a fair value loss of $10.8 million) in connection with the remaining mortgages receivable.

Seasonality and quarterly fluctuations

Some of our operations are subject to seasonal variations.  The Commercial Real Estate segment typically generates peak brokerage revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions.  Brokerage revenues and earnings during the balance of the year have historically been relatively even, however historical patterns are not necessarily indicative of future results.  These brokerage operations comprise approximately 21% of consolidated annual revenues.

The seasonality of our service lines results in variations in quarterly revenues and operating margins.  Variations can also be caused by acquisitions, which alter the consolidated service mix.

Reconciliation of non-GAAP measures

We define EBITDA as net earnings from continuing operations before income taxes, interest, depreciation, amortization, goodwill impairment, cost containment and stock-based compensation expense.  We use EBITDA to evaluate operating performance. EBITDA is an integral part of our planning and reporting systems.  We use multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine our overall enterprise valuation and to evaluate acquisition targets.  We believe EBITDA is a reasonable measure of operating performance because of the low capital intensity of our service operations. We also believe EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt.  EBITDA is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flows from operating activities, as determined in accordance with GAAP.  Our method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.  A reconciliation of net earnings from continuing operations to EBITDA appears below.

(in thousands of US$)	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Net earnings (loss) from continuing operations	$16,678	$19,257	$(15,990)	$36,904
Income taxes	12,036	8,151	31,220	8,330
Other expense (income), net	46	(1,354)	(65)	(3,274)
Integrated Security division divesture bonus	-	5,715	-	5,715
(Gain) loss on available-for-sale securities	(3,545)	2,485	(4,488)	2,485
Interest expense, net	2,928	1,188	8,622	8,757
Operating earnings	28,143	35,442	19,299	58,917
Depreciation and amortization	12,077	10,049	35,694	30,961
Goodwill impairment charge	-	-	29,583	-
Stock-based compensation expense	1,525	326	4,696	2,646
Cost containment	1,766	1,634	7,841	2,424
EBITDA	$43,511	$47,451	$97,113	$94,948

We are presenting adjusted earnings measures to eliminate the impact of (i) the non-controlling interest redemption increment recognized in connection with ASC 810-10 and related guidance; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) goodwill impairment charges; (iv) stock-based compensation expense; (v) cost containment expense; (vi) a realized gain on the sale of available-for-sale securities and (vii) a deferred income tax valuation allowance related to tax loss carry-forwards.  The adjusted earnings measures are not recognized measures of financial performance under GAAP and should not be considered as a substitute for net earnings from continuing operations or cash flows from operating activities, as determined in accordance with GAAP.  The following tables provide a reconciliation of the adjusted measures.

(in thousands of US$, except per share amounts)	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Net earnings (loss) attributable to common shareholders	$4,793	$115,128	$(45,604)	$106,332
Non-controlling interest redemption increment	6,940	(36,344)	17,787	(24,276)
Company share of net loss (earnings) from discontinued operations, net of tax	19	(68,074)	2,973	(66,218)
Amortization of intangible assets	4,949	4,457	16,202	13,744
Goodwill impairment charge	-	-	29,583	-
Integrated Security division divesture bonus	-	5,715	-	5,715
Stock-based compensation expense	1,525	326	4,696	2,646
Cost containment expense	1,766	1,634	7,841	2,424
(Gain) loss on available-for-sale securities	(3,545)	2,485	(4,488)	2,485
Income tax on adjustments	(1,534)	(4,705)	(8,187)	(8,954)
Deferred income tax valuation allowance	3,563	-	18,521	-
Non-controlling interest on adjustments	(672)	(479)	(5,381)	(1,420)
Adjusted net earnings from continuing operations	$17,804	$20,143	$33,943	$32,478

Diluted net earnings (loss) per share from continuing operations	$0.16	$0.36	$(1.45)	$0.53
Non-controlling interest redemption increment	0.24	-	0.60	-
Amortization, net of deferred income tax	0.10	0.09	0.33	0.26
Goodwill impairment charge	-	-	0.93	-
Integrated Security division divesture bonus, net of income tax	-	0.12	-	0.12
Stock-based compensation expense, net of deferred income tax	0.03	0.01	0.09	0.05
Cost containment expense, net of income tax	0.04	0.03	0.17	0.05
(Gain) loss on available-for-sale securities, net of income tax	(0.08)	0.07	(0.10)	0.07
Deferred income tax valuation allowance	0.11	-	0.58	-
Adjusted diluted net earnings per share	$0.60	$0.68	$1.15	$1.08

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information.  The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4

(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2009
Revenues	$361,009	$425,344	$451,080
Operating (loss) earnings	(34,273)	25,429	28,143
Net (loss) earnings per share:
Basic	(1.65)	(0.07)	0.16
Diluted	(1.65)	(0.07)	0.16

YEAR ENDED DECEMBER 31, 2008
Revenues	$369,131	$454,769	$450,051	$417,860
Operating (loss) earnings	(11,803)	35,278	35,442	12,410
Net (loss) earnings per share:
Basic	(0.40)	0.51	2.68	(1.36)
Diluted	(0.40)	0.47	2.66	(1.36)

YEAR ENDED DECEMBER 31, 2007
Revenues				$447,634
Operating earnings				23,643
Net earnings per share:
Basic				0.18
Diluted				0.15

OTHER DATA
EBITDA – 2009	$12,419	$41,183	$43,511
EBITDA – 2008	384	47,113	$47,451	$29,797
EBITDA – 2007				38,961

Liquidity and capital resources

Net cash provided by operating activities for the nine month period ended September 30, 2009 was $26.1 million, versus $18.1 million in the prior year period, which includes continuing and discontinued operations.  The increase in operating cash flow from continuing operations was $15.0 million relative to the prior year period, and was primarily attributable to improvements in our net working capital position.  We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at September 30, 2009 was $221.4 million, versus $186.7 million at December 31, 2008.  Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents.  The change in indebtedness resulted from increases in working capital and spending on business acquisitions and fixed assets.  We are in compliance with the covenants within our financing agreements as at September 30, 2009 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants.  We had $100.0 million of available un-drawn credit as of September 30, 2009, and a further $50.0 million available under an accordion provision subject to lender approval.

For the nine months ended September 30, 2009, capital expenditures were $18.5 million.  Significant purchases included an enterprise software system upgrade in our Residential Property Management segment.  Based on our current operations, capital expenditures for the year ending December 31, 2009 are expected to be approximately $22.0 million.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totaling $32.5 million as at September 30, 2009 ($51.8 million as at December 31, 2008) from acquisitions completed prior to the adoption of the new business combination accounting standard on January 1, 2009.  The amount of contingent consideration related to pre-2009 acquisitions is not recorded as a liability unless the outcome of the contingency is resolved and additional consideration is paid or payable.  The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period, which extends to February 2012.  We estimate that, based on current operating results, approximately 20% of the contingent consideration outstanding as of September 30, 2009 will ultimately be paid.  When the contingencies are resolved and additional consideration is payable, we will record the fair value of the additional consideration as additional costs of the acquired businesses.

The following table summarizes our contractual obligations as at September 30, 2009:

Contractual obligations	Payments due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$281,203	$21,094	$161,851	$65,212	$33,046
Capital lease obligations	3,518	2,087	1,401	30	-
Operating leases	202,775	48,577	80,335	47,353	26,510
Unconditional purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-

Total contractual obligations	$487,496	$71,758	$243,587	$112,595	$59,556

At September 30, 2009, we had commercial commitments totaling $8.3 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our fixed-rate senior notes at a weighted average interest rate of 6.1%.

Non-controlling interests

In those operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements.  These agreements allow us to “call” the minority position at fair value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any 12-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be.  The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

(in thousands of US$)	September 30, 2009	December 31, 2008

Commercial Real Estate	$23,791	$56,020
Residential Property Management	64,734	84,458
Property Services	68,597	56,287
Redemption amount	$157,122	$196,765

The amount recorded on the balance sheet under the caption “non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  As at September 30, 2009, the NCI recorded on the balance sheet was $162.3 million.

As of September 30, 2009, we had $6.4 million (December 31, 2008 - $14.9 million) of loans receivable from minority shareholders secured by the shares, and accordingly, the net redemption value of the minority shares was $150.7 million (December 31, 2008 - $181.9 million).  The purchase prices of the minority interests may be paid in cash or in Subordinate Voting Shares of FirstService.

Off-balance sheet arrangements

The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 12, 17 and 18 to the December 31, 2008 audited consolidated financial statements.

Transactions with related parties

During the nine months ended September 30, 2009, we paid rent to entities controlled by minority shareholders of our subsidiaries.  The business purpose of these transactions was to rent office and warehouse space.  The amount of the transactions was $1.8 million (2008 – $1.9 million), and they were completed at market rates.  The ongoing operating lease commitments associated with these transactions are included in the contractual obligations table above.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities.  These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.  The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit Committee.  There have been no material changes to the Company’s critical accounting policies and estimates from those disclosed in the Company’s MD&A for the nine month transition period ended December 31, 2008.

Recently adopted accounting standards

As of July 1, 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) became the single source for authoritative non-governmental GAAP in the United States of America and superseded all existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the ASC has become non-authoritative.  The Company adopted the ASC and all references to US GAAP will be to the ASC topic number, rather than to the previous FASB Statement of Accounting Standards numbers and titles.  The adoption of the ASC did not have a material effect on the Company’s results of operations or financial position.

We adopted the new business combination standards in ASC 805 (previously Statement of Financial Accounting Standards No. 141(R), Business Combinations) on January 1, 2009.  ASC 805 prospectively changes the manner in which business acquisitions are accounted for.  The following is required for acquisitions completed under the standard: (i) transaction costs are expensed; (ii) contingent consideration is recognized at fair value at the acquisition date; and (iii) the fair value of contingent consideration is re-measured each period.

We adopted the additional guidance issued to assist in the determination of the useful life of intangible assets as included in ASC 350-30 (previously, FASB Staff Position No. 142-3, Determination of the Useful Life of Intangible Assets) on January 1, 2009.  The new guidance amends the factors used when considering the useful life of recognized intangible assets.  The adoption did not have a material effect on the Company’s results of operations or financial position.

On January 1, 2009, we began to apply ASC 820-10 (previously Statement of Financial Accounting Standards No. 157, Fair Value Measurements) to non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis.  The application of this standard affected the measurement and disclosure of the goodwill impairment charge recorded during the three month period ended March 31, 2009.

We adopted the new standard on non-controlling interests (previously referred to as minority interests) included in ASC 810-10 (previously Statement of Financial Accounting Standards No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51) on January 1, 2009.  The new standard changes the accounting and reporting for non-controlling interests (previously referred to as minority interests).  Except for earnings per share calculations, the presentation and disclosure requirements of ASC 810-10 were adopted retrospectively and, as a result, the Company recorded an increase to non-controlling interest of $152,494 and a corresponding decrease to shareholders’ equity as of December 31, 2007 (see note 11).  Consistent with the transition provisions within ASC 480-10, the Company presented the effect of the adoption of these standards on earnings per share prospectively, effective January 1, 2009.

We adopted additional disclosure requirements for derivatives and hedging activities included in ASC 815-10-65 (previously Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities) on January 1, 2009.  The additional requirements include enhanced disclosures about the Company’s derivative and hedging activities such as the objective for using derivative instruments, the method of accounting for derivative instruments and related hedged items under ASC 815 and its related interpretations, and the effect of derivative instruments and related hedged items on the Company’s financial position, financial performance, and cash flows. The adoption did not have a material effect on the Company’s results of operations or financial position.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates.  We do not use financial instruments for trading or speculative purposes.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”), an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.  The holders of the Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the preference shares as a class, to receive notice of, attend or vote at any meeting of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof. The Preferred Shares are redeemable for cash or convertible into Subordinate Voting Shares at the option of the Company at any time as set out in the Articles of the Company.

As of the date hereof, we have outstanding 28,158,216 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,772,774 Preferred Shares.  In addition, as at the date hereof, 1,791,000 Subordinate Voting Shares are issuable upon exercise of options granted under our stock option plan.  During the nine month period ended September 30, 2009, we did not repurchase any Subordinate Voting Shares or Preferred Shares under our Normal Course Issuer Bid.

Canadian tax treatment of preferred dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Preferred Shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three month period ended September 30, 2009 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to, those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to credit availability and consumer spending.

•	Commercial real estate property values, vacancy rates, and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	Ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	The effects of changes in foreign exchange rates in relation to the US dollar on our Canadian dollar, Australian dollar and Euro denominated revenues and expenses.
•	Risks arising from any regulatory review and litigation.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized.  The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance.  We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.